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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

Shell Canada Limited
(Name of Issuer)
Common Shares
(Title of Class of Securities)
2911
(CUSIP Number)
Michiel Brandjes
Company Secretary
Royal Dutch Shell plc
30, Carel van Bylandtaan
2596 HR The Hague
The Netherlands
+31 70 377 9111
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communication)
Copy to:
William P. Rogers, Jr., Esq.
Cravath, Swaine & Moore LLP
CityPoint, One Ropemaker Street
London EC2Y 9HR
United Kingdom
+44 207 453 1000

January 23, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	2911

1	NAMES OF REPORTING PERSONS: Royal Dutch Shell plc

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
None

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

England and Wales

	7	SOLE VOTING POWER:

NUMBER OF		643,308,858 Common Shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		643,308,858 Common Shares

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

643,308,858 Common Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

77.97% of Common Shares

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC, CO

Amendment No. 1 to Schedule 13D
Item 1. Purpose of Transaction
Item 7. Material to Be Filed as Exhibits
SIGNATURE
EX-2
EX-3

Amendment No. 1 to Schedule 13D
     This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and restates Item 4 and amends and supplements Item 7 of the Schedule 13D filed by Royal Dutch Shell plc (“Royal Dutch Shell”) on October 23, 2006, as amended and supplemented from time to time, (the “Schedule 13D”), in respect of the common shares, no par value, of Shell Canada Limited, a company organized pursuant to the laws of Canada (“Shell Canada”). Capitalized terms used in this Amendment No. 1 but not defined herein have the meanings given to such terms in the Schedule 13D.
Item 4. Purpose of Transaction
     On October 20, 2006, Royal Dutch Shell delivered a letter to the Board of Shell Canada indicating an intention to make an Offer to acquire all of the Common Shares of Shell Canada, and on October 23, 2006, Royal Dutch Shell made a press release describing its intention to make an Offer.
     On January 23, 2007, Royal Dutch Shell announced that it had reached agreement with and obtained the unanimous recommendation of the Special Committee (defined below) and Board of Directors of Shell Canada on a revised indicative Offer to acquire all of the Common Shares not owned by the Shell Group at a cash price of Cdn$45.00 per share.
     The Offer would value Shell Canada’s fully diluted minority share capital at approximately $8.7 billion. The Shell Group owns 78% of the Common Shares of Shell Canada.
     A wholly-owned subsidiary of the Shell Group, Shell Investments Limited (“Shell Investments”), and Shell Canada have entered into a support agreement which provides, among other things, that Shell Investments will, subject to certain conditions, make the Offer pursuant to a take-over bid circular to be mailed to shareholders of Shell Canada early next month. The Offer, once launched, will be open for acceptance for a period of not less than 35 days and will be conditional on more than 50% of the Common Shares of Shell Canada (calculated on a fully diluted basis) not owned by the Shell Group being validly deposited to the Offer and not withdrawn. The Offer will be subject to certain other customary conditions, including the absence of any material adverse change, the obtaining of any relevant regulatory approvals and the absence of any adverse litigation, proceeding or legal prohibition in respect of the Offer.
     The Board of Directors of Shell Canada has received the recommendation of a special committee of directors formed to consider the Offer (the “Special Committee”) that the Board recommend that shareholders of Shell Canada (other than the Shell Group and its affiliates) accept the Offer and the Board of Directors has resolved to recommend that such shareholders accept the Offer. The Special Committee and the Board of Directors have received the verbal opinion of CIBC World Markets that the consideration to be provided under the Offer is fair from a financial point of view to such shareholders. The Support Agreement provides, subject to its terms, that the Board of Directors of Shell Canada will issue a directors’ circular, to be provided with the take-over bid circular, which will contain its recommendation to shareholders together with the fairness opinion and the formal valuation prepared by CIBC World Markets of the common shares of Shell Canada.
     Also on January 23, 2007, Shell Investments and Shell Canada agreed a proposal to deal with holders of Shell Canada options in connection with the Offer. Under the option proposal, all option holders will be required to exchange their Shell Canada options for options to acquire Royal Dutch Shell Class A ordinary shares. It is anticipated that the terms of this option proposal will be set forth in a letter to be sent to the option holders as soon as reasonably practicable after the Offer is made, and accompanied by such other documentation as Shell Canada may consider appropriate. The offer under the option proposal will be conditional upon (i) the taking up and payment by Shell Investments for the Common Shares in a number to satisfy the “minimum condition” under the Offer and (ii) the granting of relief, on terms satisfactory to Shell Canada, by Canadian provincial and territorial securities regulatory authorities in respect of the option proposal.
     Royal Dutch Shell understands that the person identified in Schedule A that holds Common Shares of Shell Canada does so for investment purposes. Other than as described above, none of Royal Dutch Shell nor, to the best knowledge of Royal Dutch Shell, any of the persons identified in Schedule A, have any plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, Royal Dutch Shell reserves the right to proceed with the acquisition of the Common Shares held by the minority shareholders of Shell Canada on any terms it deems appropriate. Moreover, if the proposed transaction does not occur for any reason, Royal Dutch Shell and the persons identified in Schedule A intend to review continuously Shell Canada’s business affairs and general industry and economic conditions. Based on such review, Royal Dutch Shell and the persons identified in Schedule A may, from time to time, determine to increase their ownership of Shell Canada Common Shares, approve an extraordinary corporate transaction with regard to Shell Canada or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D, except that Royal Dutch Shell and the persons identified in Schedule A currently have no intention of selling any Common Shares of Shell Canada.

Item 7. Material to Be Filed as Exhibits
     The following documents are filed as exhibits:

Exhibit
Number	Exhibit Name

1.
Press release dated January 23, 2007, entitled “Royal Dutch Shell plc announces recommended offer for minority shares of Shell Canada” (incorporated by reference to the Form 6-K filed by Royal Dutch Shell plc on January 23, 2007).

2.	Support Agreement dated as of January 23, 2007, between Shell Canada Limited and Shell Investments Limited.

3.	Option Proposal Letter dated January 23, 2007, from Shell Canada Limited to Shell Investments Limited.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 25, 2006

ROYAL DUTCH SHELL plc
by /s/ Michiel Brandjes
Name:	Michiel Brandjes
Title:	Company Secretary

Exhibit
Number	Exhibit Name

1.
Press release dated January 23, 2007, entitled “Royal Dutch Shell plc announces recommended offer for minority shares of Shell Canada” (incorporated by reference to the Form 6-K filed by Royal Dutch Shell plc on January 23, 2007).

2.	Support Agreement dated as of January 23, 2007, between Shell Canada Limited and Shell Investments Limited.

3.	Option Proposal Letter dated January 23, 2007, from Shell Canada Limited to Shell Investments Limited.